

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2012

Via E-mail
Alan P. Fraade
Vice President and Director
Madison Acquisition Ventures, Inc.
488 Madison Avenue, Suite 1100
New York, New York 10022

> **Re: Madison Acquisition Ventures, Inc.**
> **Amendment No. 2 to Form 10**
> **Filed October 9, 2012**
> **File No. 000-54703**

Dear Mr. Fraade:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 16

1. We note your auditor references Item 13 and Item 15 in their letter filed in Exhibit 16; however, your disclosure regarding changes in and disagreements with accountants on accounting and financial disclosure matters is included in Item 14. Please obtain an updated letter from your accountants referencing the relevant disclosures.

Other Exchange Act Reports

2. Please file a Form 10-Q for your quarterly period ended June 30, 2012. Please note that this quarterly report was due 45 days after your Form 10 was effective. When filing such Form 10-Q, consider the fact that this Form 10-Q will not be filed timely and the impact on your conclusion on the effectiveness of your disclosure controls and procedures (e.g. ineffective) as of June 30, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel at (202) 551-3727 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Frederick M. Mintz